Exhibit 99.3

ENEL CHILE ANNOUNCES LAUNCH OF ITS RIGHT OFFERING FOR

CAPITAL INCREASE AS PART OF REORGANIZATION

SANTIAGO, CHILE, February 15, 2018 — ENEL CHILE S.A. (NYSE: ENIC) today announced the launch of the preemptive rights offering in connection with the capital increase approved by the company’s shareholders on December 20, 2017, as part of a proposed corporate reorganization of Enel Chile (the “Reorganization”). The Reorganization includes (i) a tender offer by Enel Chile for all of the outstanding shares of common stock of Enel Generación Chile S.A. (“Enel Generación”), including in the form of American Depositary Shares (“ADSs”), that are not owned by Enel Chile and its affiliates (the “Tender Offer”), (ii) a capital increase by Enel Chile in connection with the Tender Offer and (iii) a merger of Enel Green Power Latin América S.A. (“EGPL”) with and into Enel Chile. Pursuant to the capital increase related to the Tender Offer, the company is authorized to issue 10,000,000,000 new shares, which are subject to the preemptive rights offering and are to be offered for cash at a price of Ch$82 per share.

Each share of Enel Chile common stock held of record on February 9, 2018 will entitle its holder to receive one transferable right to subscribe for 0.20370 shares of common stock. Five rights are required to subscribe for one new share at a subscription price of Ch$82 per new share. Enel Chile will accept subscriptions for whole shares only and will not issue fractional shares or cash in lieu of fractional shares. The 30-day exercise period for the rights begins on February 15, 2018 and will end on March 16, 2018.

Holders of Enel Chile ADSs will not be distributed rights to subscribe for new shares of common stock or new ADSs or have any right to instruct Citibank, N.A., as depositary, to subscribe on their behalf. The rights with respect to shares of Enel Chile common stock represented by ADSs will be issued to the depositary. Holders of ADSs who want to exercise or sell the rights corresponding to the shares of common stock underlying such ADSs, must surrender their ADSs to the depositary prior to 4:00 p.m. (New York City time) on March 7, 2018 and instruct the depositary to deliver both the underlying shares of common stock and the rights to a securities brokerage account in Chile specified by the holder.

The rights offering will not be effective if any of the following events occur: (i) Enel Chile has not published a notice of the results of the Tender Offer on or before December 31, 2018 or (ii) Enel Chile has published a notice of the results of the Tender Offer indicating that the Tender Offer expired or was not successful.

The shares of Enel Chile common stock to be offered in the rights offering have been registered in Chile with the Financial Market Commission (formerly known as the Superintendencia de Valores y Seguros), or the CMF. A registration statement on Form F-3 relating to these securities offered in the United States in the rights offering and a prospectus supplement to the prospectus contained in such registration statement have been filed with the U.S. Securities and Exchange Commission (the “SEC”).

No Offer or Solicitations

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and does not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

No offering of securities in the United States with respect to the Tender Offer shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The Tender Offer described herein has not yet commenced. If the Tender Offer is commenced, tender offer materials will be made available and filed with the SEC in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed Tender Offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed Tender Offer. The information contained in the preliminary prospectus is not complete and may be changed. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed Tender Offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors. The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF ENEL GENERACIÓN ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER TENDER OFFER MATERIALS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE FULL DETAILS OF THE TENDER OFFER.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

Forward-Looking Statements

This press release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the intent, belief or current expectations of Enel Chile and its management with respect to, among other things: (1) the Reorganization, including the Tender Offer, the capital increase and the related rights offering, and the merger with EGPL; (2) any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and (3) any statement that is not a historical fact. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include, but are not limited to, the following: (1) Enel Chile may fail to realize the business growth opportunities, revenue benefits, cost savings and other benefits anticipated from the proposed Reorganization described herein;(2) Enel Chile may incur unanticipated costs associated with the proposed Reorganization;(3) potential integration of Enel Chile and EGPL may be difficult and expensive; (4) Enel Chile, following the consummation of the proposed Reorganization, may not be able to retain key employees or efficiently manage the larger and broader organization, which could negatively affect its operations and financial condition; (5) the proposed Reorganization may be delayed or may not be consummated, negatively affecting the market price of Enel Chile’s stock; and (6) the other risk factors discussed in Enel Chile’s Annual Report on Form 20-F for the year ended December 31, 2016, under the heading “Item 3.D. Risk Factors.” There can be no assurance that the proposed Reorganization, including the capital increase and the related preemptive rights offering or any other transaction described in this press release, will in fact be consummated in the manner described or at all. These forward-looking statements are made only as of the date hereof. Enel Chile undertakes no obligation to update these forward-looking statements, except as required by law.

Contact Information

For further information, please contact:

Investor Relations Department

e-mail: ir.enelchile@enel.com

Phone: +56 22353 4682

Address: Santa Rosa 76, Santiago, Chile

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